Exhibit 12.1
DR PEPPER SNAPPLE GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)

	For the Fiscal Years
	2009	2008	2007	2006	2005
	(in millions)
Calculation of fixed charges ratio:
Income (loss) before provision (benefit) for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	$868	$(375)	$817	$805	$787

Add/(deduct):
Fixed Charges	265	285	274	273	218
Amortization of capitalized interest	2	1	1	1	—
Capitalized interest	(8)	(8)	(6)	(3)	(1)

Total earnings available for fixed charges	$1,127	$(97)	$1,086	$1,076	$1,004

Fixed charges:
Interest expense	$243	$257	$253	$257	$210
Capitalized interest	8	8	6	3	1
Interest component of rental expense (1)	14	20	15	13	7

Total fixed charges	$265	$285	$274	$273	$218

Ratio of earnings to fixed charges	4.3x	—	4.0x	3.9x	4.6x

Deficiency in the coverage of earnings to fixed charges	$—	$382	$—	$—	$—

(1)	Represents a reasonable estimate of the interest component of rental expense incurred by us.